FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated August 5, 2008, entitled “Telecom Argentina S.A. Announces Consolidated Six-Month Period (“1H08”) and Second Quarter Results for Fiscal Year 2008 (“2Q08”)”

2.	English translation of letter to the Bolsa de Valores de Buenos Aires (the Buenos Aires Stock Exchange —“BCBA”), dated August 6, 2008, regarding the appointment of the new General Director of Operations, the resignation of a Director, incorporation of an Alternate Director and the appointment of a Alternate Director.

Official Sponsor of Argentine Olympic Committee

FOR IMMEDIATE RELEASE
Market Cap: P$8.1 billion
August 5, 2008
Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54-11) 4968-3743/3752

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED SIX-MONTH PERIOD

(“1H08”) and SECOND QUARTER RESULTS FOR FISCAL YEAR 2008 (“2Q08”)*

•

Telecom Argentina Group continued the expansion of its business in the six-month period ended June 30, 2008. Net Revenues grew 20% when compared to same period of the previous year (“1H07”), amounting to P$5,051 million. Revenues generated by the Cellular business grew 26% and by the Internet business 36%.

•	The cellular subscribers totaled 13.1 million (+16%), while broadband subscribers reached 902,000 (+50%). Fixed lines in service also increased by 3% to 4.3 million.

•

Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$1,687 million (+19% vs. 1H07), equivalent to 33% of Net Revenues, mainly fueled by the cellular telephony growth. On the contrary, fixed telephony profitability continues to weaken due to frozen tariffs of regulated services and the inflation effect on the cost structure.

•	Operating Profit amounted P$1,049 million (+44%), equivalent to 21% of Net Revenues (+400 bps. vs. 1H07).

•	Net Income reached P$613 million (+58% vs. 1H07).

•	Investments (excluding materials) totaled P$716 million during 1H08 (+67% vs. 1H07), where P$337 million were allocated to fixed telephony (+48% vs. 1H07).

•

Net Financial Debt (before NPV effect) declined to P$1,330 million (-P$1,455 million vs. June 2007). The Net Financial Debt to OPBDA ratio declined from 1.0x as of the end of June 2007, to 0.4x as of the end of June 2008.

•	On May 15, 2008 Standard & Poor’s International Ratings LLC upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to AA- from A+ on the local scale.

*	Non-audited Financial data

1	www. telecom.com.ar

Official Sponsor of Argentina Olympic Mission

	As of June-30			%
	2008	2007
Consolidated Net Revenues (in MM P$)	5,051	4,202	849	20%
Voice, Data & Internet	1,764	1,589	175	11%
Cellular	3,287	2,613	674	26%
Operating Profit before D&A (in MM P$)	1,687	1,414	273	19%
Operating Profit (in MM P$)	1,049	727	322	44%
Net Income (in MM P$)	613	387	226	58%
Shareholder’s equity (in MM P$)	3,677	2,511	1,166	46%
Net Financial Debt—Before NPV effect (in MM P$)	1,330	2,785	(1,455)	-52%
Net Financial Debt—Book value (in MM P$)	1,299	2,671	(1,372)	-51%
CAPEX (in MM P$)	716	429	287	67%
Lines in service (Fixed lines—in thousands)	4,253	4,138	115	3%
Cellular customers (in thousands)	13,125	11,286	1,839	16%
Personal (Argentina)	11,379	9,881	1,498	15%
Núcleo (Paraguay)	1,746	1,405	341	24%
ADSL customers (in thousands)	902	602	301	50%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	8,036	8,220	(183)	-2%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	5,536	4,589	947	21%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	38	—	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	40	37	3	8%

2	www. telecom.com.ar

Official Sponsor of Argentine Olympic Committee

Buenos Aires, August 5, 2008 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$613 million for the six-month period ended June 30, 2008 or +58% when compared to same period of the previous year, which included P$102 million that resulted from discontinued operations.

	1H 08	1H 07		%
Net Revenues (MMP$)	5,051	4,202	849	20%
Net Income (MMP$)	613	387	226	58%
Earnings per Share (P$)	0.62	0.39	0.23
Earnings per ADR (P$)	3.11	1.97	1.15

OPBDA *	33%	34%
Operating Profit *	21%	17%
Net Income *	12%	9%

*	As a percentage of Net Revenues

During 1H08, Consolidated Net Revenues increased by 20% (+P$849 million vs. 1H07) to P$5,051 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 19% (+P$273 million) to P$1,687 million (33% of Consolidated Net Revenues).

Company Activities

Consolidated Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

During the first six-month period of 2008, revenues generated by these services amounted to P$1,764 million, +11% vs. 1H07.

Voice

Total Revenues for this service reached P$1,322 million (+5% vs. 1H07). The results of this line of business are still affected by frozen tariffs of regulated services.

During this three-month period, Telecom continued with the marketing of innovative handsets and equipment and value-added services, which before were available only for cellular telephony such as fixed SMS services and video calls. An example is the fixed-line handset that integrates photo frame, video and MP3. Bundling promotions of equipments plus SMS packages were also successfully marketed. Other offered products combine voice minutes packages and broadband internet access.

Moreover, during this period Telecom continued with the deployment of the next generation network (NGN) in its fixed telephony network that will allow the offering of convergent state-of-the-art services.

Simultaneously, Telecom set up a project oriented to improve the quality of voice and data transmission services.

Monthly Charges and Supplementary Services increased by P$27 million, or 7%, to P$393 million, as a consequence of a higher number of lines in service (+3%), reaching 4.3 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$605 million, an increase of 1% vs. 1H07, partially affected by a slight decrease in local traffic volume.

3	www. telecom.com.ar

Official Sponsor of Argentina Olympic Committee

Interconnection revenues amounted to P$190 million (+9%), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues, including public telephony reached P$134 million (+12% vs. 1H07). This amount is the consequence of an increase in billing and collection fees as well as voice, data and internet handset sales despite a decrease in Public Telephony revenues (-P$15 million).

Data Transmission and Internet

Revenues generated by Data transmission amounted to P$103 million, (+27% vs. 1H07).

Related to the corporate market, during 2Q08, Telecom continued enhancing its position as integrated provider of innovative ICT solutions or Information and Communication Technology, conceived to satisfy specific needs from each business segments, medium and large companies and oriented to contribute in the improvement of governmental administration at the different national, provincial and municipal levels.

In addition, Telecom Argentina was selected by the provincial government of Corrientes to implement the 911 Urban Emergencies Integral Management System and the Control & Tracing Urban System in the city of Corrientes. Both systems are turnkey integral solutions that include the reception and administration of police emergencies as well as the control and video- surveillance tracking. The solution also includes the subsequent capitalization of statistic information and capture of images in order to optimize the human and material resources and delinquency preventive actions.

Revenues related to Internet reached P$339 million (+36% vs. 1H07), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

Telecom recently renewed the offer of broadband products with two innovative options: one is Arnet Recargable (Arnet Rechargeable), the first internet service in the market that is prepaid and without monthly charge. The other product is Arnet Go, which make possible both in-house broadband access and mobile internet. This is the first broadband service that combines ADSL technology with the benefit coming from the domestic internet access by Wi-Fi modem and the mobile internet access through Telecom Personal’s 3G network.

Moreover, as part of the CSR (Corporate Social Responsibility) program, Telecom participates in the initiative Internet en Familia (Family Internet), developed by the National Ministry of Education oriented to making parents aware of the importance of monitoring their children when they use internet. Telecom, as a company that supports the development of internet in Argentina, promotes the responsible use of this tool, which modifies not only changes adults communication habits, but also, that of today’s youth, who were born into the modern technological world.

4	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

Telecom’s broadband subscribers reached 902,000 as of June 30, 2008 (+50% vs. 1H07). Therefore, lines with this type of connections represent approximately 21% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (65% vs. 62% in 1H07 and 0.5 million or 5% vs. 1Q08). During 1H08 this business generated revenues of P$3,287 million (+26% vs. 1H07). As of the end of June 2008 total subscribers reached 13.1 million.

Telecom Personal in Argentina

As of the end of June 2008, Personal’s subscribers reached 11.4 million in Argentina (+1.5 million or +15% vs. 1H07). Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

Total voice traffic increased by 21% vs. 1H07 while outgoing SMS traffic increased from a monthly average of 784 million messages in 1H07 to 1,062 million (+35%) in 1H08. Because of this enhancement in traffic and the use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to P$40 in 1H08, compared to P$37 in 1H07.

Revenues totaled P$3,072 million (+P$636 million or +26% vs. 1H07). Service revenues increased by P$580 million or 27% vs. 1H07, reaching P$2,749 million; furthermore, value-added services totaled P$790 million (+P$249 million or 46%, vs. 1H07), 29% of service revenues. In addition handset sales grew by P$56 million (+21%) compared to 1H07, reaching P$323 million.

During 2Q08, Personal continued focusing its commercial efforts in customer caring outreach as well as in offers to stimulate consumption by existing clients.

Moreover, an upgrade handset campaign was implemented, helping clients to use the wide variety of value-added services offered by the company.

5	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

For the retail segment, Personal launched a line of packages for calls, SMS messages and internet, all within an innovative and flexible offer oriented to satisfy the client’s communication needs yet without changing the subscriber’s current plan. The launch, also furthered by the national communication campaign under the idea “Personal te conviene” (Personal suits you), was accepted positively by the market.

Regarding the corporate segment, “Personal Soluciones Express” (Personal Express Solutions) was introduced, an application oriented to SME’s and large company sales forces. This tool covers connectivity and on-line information exchange needs among the company and its on-field personnel.

Personal also implemented a campaign oriented to expanding BlackBerry use permitting the increase of smartphone sales in customer offices.

In addition, Personal continued the expansion of its commercial network by opening two new customer offices (one in Posadas and the other in Bahia Blanca), together with extension of 3G network coverage. As well, the remaining client migration from TDMA to GSM technology, ended in June, 2008.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to P$215 million during 1H08 (+21% vs. 1H07).

By the end of June 2008, the subscriber base reached approximately 1.7 million, +24% vs. 1H07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$4,002 million in 1H08, which represents an increase of P$527 million, or +15%, vs. 1H07.

The cost breakdown is as follows:

•	Salaries and Social Security Contributions: totaled P$563 million (+22%), affected by increases in salaries and, marginally, in personnel (+364 employees vs. 1H07).

•	Taxes: reached P$402 million (+25%), in line with the general evolution of revenues.

•	Agents and Prepaid Card Commissions: were P$350 million (+3%), mainly due to the increase in prepaid card commissions, partially compensated by reduction in total commission paid to commercial agents.

•	Advertising: amounted P$190 million (+48%) oriented to strengthen institutional brand and to support the commercial activity in the cellular telephony and internet.

6	www. telecom.com.ar

Official Sponsor of Argentina Olympic Committee

•	Cost of handsets sold: totaled P$448 million (+9%) mainly due to increased handset unit cost. Despite this, handset subsidy represented P$102 million (-P$32 million vs. 1H07).

•	TLRD and Roaming: P$449 million (+29%) due to increased traffic among cellular operators.

•

Depreciation of Fixed and Intangible Assets: reached P$ 638 million (-7% vs. 1H07). Fixed-line telephony totaled P$391 million (-7%) and Cellular telephony P$247 million (-8%), due to TDMA technology depreciation charges ended in 1H08.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$8 million, (-P$210 million vs. 1H07). Such improvement was due to positive effect of foreign currency exchange generated by liabilities and a reduction in net interests.

Consolidated Net Financial Debt

As of June 30, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to P$1,330 million, a reduction of P$1,455 million as compared to June 2007.

In April 2008, Telecom Argentina made a principal payment of Notes in the amount equivalent to $822 million. Consequently, it has cancelled up to 45% of the principal amortization payment scheduled for October 15, 2011.

In addition, on May 15, 2008, Standard & Poor’s International Ratings LLC upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to AA- from A+ on the local scale.

Consolidated Capital Expenditures

During 1H08, the Company invested P$716 million (excluding materials), in fixed and intangibles assets. This amount was allocated to the Voice, Data and Internet businesses (P$337 million) and the cellular business (P$379 million).

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

Other Commercial Initiatives

Telecom, as Official Sponsor of Argentine Olympic Committee Beijing 2008, will provide communication and networking technology that will accompany the Argentina Olympic Mission. Such technology will not only assist in logistic issues related with the games (check in, medical schedule requirement, meeting schedule, among others) but will also permit athletes to be closer to their relative and friends, receiving their support which is the key to their physical preparation.

Recent Relevant Matters

Cubecorp Argentina S.A. (“Cubecorp”) Acquisition: On July 15, 2008 Telecom acquired the shares of Cubecorp for a maximum amount of US$ 35 million (subject to a price adjustment process). As of the date of the Financial Statements, Telecom has transferred 5% of such shares to Telecom Personal S.A.

7	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

Within the brand positioning of the Company as an integrated ICT solutions provider for the corporate wholesale segment and for Government segment Telecom acquires with Cubecorp a Data Center that provides IT world class outsourcing services which include: equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration.

Consequently, with this acquisition Telecom strengthens its market position , while it can count with world class infrastructure in Data Center services, which permits it to offer its clients high reliability, availability and scalability customized to their needs.

***********

8	www. telecom. com. ar

Official Sponsor of Argentine Olympic Committee

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2008, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry	Solange Barthe Dennin	Evangelina Sánchez	Ruth Fuhrmann
54-11-4968-3743	54-11-4968-3752	54-11-4968-3718	54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

*******

9	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

Consolidated information

SIX MONTH PERIOD AND SECOND QUARTER—FISCAL YEAR 2008

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet

	Jun-30 2008	Dec-31 2007	$	%
Cash, equivalents and investments	870	992	(122)	-12%
Trade receivables	901	898	3	0%
Other current assets	731	494	237	48%

TOTAL CURRENT ASSETS	2,502	2,384	118	5%

Fixed & Intangible assets	6,638	6,498	140	2%
Other non-current assets	73	289	(216)	-75%

TOTAL NON-CURRENT ASSETS	6,711	6,787	(76)	-1%

TOTAL ASSETS	9,213	9,171	42	0%

Accounts payable	1,633	1,640	(7)	0%
Loans	1,531	1,474	57	4%
Reserves	48	49	(1)	-2%
Other current liabilities	665	480	185	39%

TOTAL CURRENT LIABILITIES	3,877	3,643	234	6%

Loans	897	1,724	(827)	-48%
Reserves	272	243	29	12%
Other non-current liabilities	405	452	(47)	-10%

TOTAL NON-CURRENT LIABILITIES	1,574	2,419	(845)	-35%

TOTAL LIABILITIES	5,451	6,062	(611)	-10%

Minority Interest	85	79	6	8%
Shareholders’ equity	3,677	3,030	647	21%

TOTAL LIABILITIES AND EQUITY	9,213	9,171	42	0%

2- Consolidated Loans

	Jun-30 2008	Dec-31 2007	$	%
Corporate Bonds	1,437	1,372	65	5%
Banks and others	106	69	37	54%
Accrued interest	19	30	(11)	-37%
Derivatives	—	3	(3)	-100%
Net Present Value	(31)	—	(31)	—

TOTAL CURRENT LOANS	1,531	1,474	57	4%

Corporate Bonds	897	1,781	(884)	-50%
Banks and others	—	5	(5)	-100%
Net Present Value	—	(62)	62	-100%

TOTAL NON-CURRENT LOANS	897	1,724	(827)	-48%

TOTAL LOANS	2,428	3,198	(770)	-24%

Derivatives valuation effect (Other Current Credits)	254	212	42	20%
Cash and cash equivalents	875	993	(118)	-12%

NET FINANCIAL DEBT (without NPV effect)	1,299	2,055	(756)	-37%

	Jun 30 2008	Jun 30 2007	$	%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	45	45	—	0%
Foreign currency exchange gains	(34)	7	(41)	-586%
Holding results generated by inventories	(15)	(26)	11	-42%
Other financial results	—	3	(3)	-100%

Total Financial results generated by assets	(4)	29	(33)	-114%

Financial results generated by liabilities
Interest	(128)	(183)	55	-30%
Foreign currency exchange losses	119	(64)	183	-286%
Others	5	—	5	—

Total Financial results generated by liabilities	(4)	(247)	243	-98%

TOTAL FINANCIAL AND HOLDING RESULTS	(8)	(218)	210	-96%

10	www. telecom.com.ar

Official Sponsor of Argentina Olympic Committee

3- Consolidated Income Statement Six-Months Comparison

	Jun-30 2008	Jun-30 2007	$	%
Net revenues	5,051	4,202	849	20%
Cost of services provided	(2,634)	(2,318)	(316)	14%

GROSS PROFIT	2,417	1,884	533	28%

Administrative expenses	(179)	(161)	(18)	11%
Selling expenses	(1,189)	(996)	(193)	19%

OPERATING PROFIT	1,049	727	322	44%

Financial and holding results	(8)	(218)	210	-96%
Other expenses, net	(91)	(58)	(33)	57%

RESULTS FROM ORDINARY OPERATIONS	950	451	499	111%

Taxes on income	(328)	(158)	(170)	108%
Minority interest	(9)	(8)	(1)	13%

NET INCOME BEFORE DISCONTINUED OPERATIONS	613	285	328	115%

RESULTS FROM DISCONTINUED OPERATIONS	—	102	(102)	-100%

NET INCOME	613	387	226	58%

OPERATING (LOSS)/PROFIT BEFORE D & A	1,687	1,414	273	19%

As a % of Net Revenues	33%	34%

4- Consolidated Income Statement
Three-Months Comparison

	Jun-30 2008	Jun-30 2007	$	%
Net revenues	2,571	2,144	427	20%
Cost of services provided	(1,345)	(1,184)	(161)	14%

GROSS PROFIT	1,226	960	266	28%

Administrative expenses	(76)	(87)	11	-13%
Selling expenses	(635)	(504)	(131)	26%

OPERATING PROFIT	515	369	146	40%

Financial and holding results	52	(86)	138	-160%
Other expenses, net	(44)	(26)	(18)	69%

RESULTS FROM ORDINARY OPERATIONS	523	257	266	104%

Taxes on income	(179)	(106)	(73)	69%
Minority interest	(3)	(3)	—	—

NET INCOME BEFORE DISCONTINUED OPERATIONS	341	148	193	130%

RESULTS FROM DISCONTINUED OPERATIONS	—	104	(104)	-100%

NET INCOME	341	252	89	35%

OPERATING (LOSS)/PROFIT BEFORE D & A	808	726	82	11%

As a % of Net Revenues	31%	34%

11	www. telecom.com.ar

Official Sponsor of Argentine Olympic Committee

5- Consolidated Revenues Breakdown Six-Months Comparison

	Jun-30 2008	Jun-30 2007	$	%
Fixed Telephony	1,193	1,130	63	6%

Measured service Local	226	227	(1)	0%
Measured service DLD	250	243	7	3%
Monthly charges	393	366	27	7%
Public telephones	46	61	(15)	-25%
Interconnection	190	174	16	9%
Others	88	59	29	49%

International Telephony	129	128	1	1%

Data transmission & Internet	442	331	111	34%

Data	103	81	22	27%
Internet	339	250	89	36%
Measured service	27	33	(6)	-18%
Monthly charges	310	215	95	44%
Modems	2	2	—	0%

Cellular Telephony	3,287	2,613	674	26%

Telecom Personal	3,072	2,436	636	26%

Monthly fee and measured service	677	541	136	25%
Pre-paid card	443	366	77	21%
Calling Party Pays	271	265	6	2%
TLRD *	378	267	111	42%
VAS	790	541	249	46%
Handset sales	323	267	56	21%
Others	190	189	1	1%

Núcleo	215	177	38	21%

Monthly fee and measured service	30	30	—	0%
Pre-paid card	120	95	25	26%
Calling Party Pays	15	19	(4)	-21%
TLRD *	27	23	4	17%
VAS	4	2	2	100%
Handset sales	4	3	1	33%
Others	15	5	10	200%

TOTAL NET REVENUES	5,051	4,202	849	20%

* Charges for the temination of calls of the cellular operators.

6- Consolidated Revenues Breakdown Three-Months Comparison

	Jun-30 2008	Jun-30 2007	$	%
Fixed Telephony	608	572	36	6%
Measured service	249	238	11	5%
Local	117	116	1	1%
DLD	132	122	10	8%
Monthly charges	197	184	13	7%
Public telephones	20	29	(9)	-31%
Interconnection	96	87	9	10%
Others	46	34	12	35%

International Telephony	63	60	3	5%

Data transmission & Internet	230	171	59	35%

Data	49	40	9	23%
Internet	181	131	50	38%
Measured service	14	16	(2)	-13%
Monthly charges	166	114	52	46%
Modems	1	1	—	0%

Cellular Telephony	1,670	1,341	329	25%

Telecom Personal	1,562	1,256	306	24%

Monthly fee and measured service	425	342	83	24%
Pre-paid card	145	124	21	17%
Calling Party Pays	137	137	—	0%
TLRD *	194	140	54	39%
VAS	398	277	121	44%
Handset sales	174	143	31	22%
Others	89	93	(4)	-4%

Núcleo	108	85	23	27%

Monthly fee and measured service	14	16	(2)	-13%
Pre-paid card	61	46	15	33%
Calling Party Pays	7	9	(2)	-22%
TLRD *	13	11	2	18%
VAS	3	1	2	200%
Handset sales	2	1	1	100%
Others	8	1	7

TOTAL NET REVENUES	2,571	2,144	427	20%

*	Charges for the temination of calls of the cellular operators.

12	www. telecom.com.ar

Official Sponsor of Argentine Olympic Committee

7- Consolidated Income Statement by segments Six Month Period - Fiscal Year 2008 (In million of Argentine pesos )
	Segments			Variation vs 1H 07
	Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
NET REVENUES	1,764	3,287	5,051	849	20%
Salaries and social security contributions	(433)	(130)	(563)	(100)	22%
Taxes	(115)	(287)	(402)	(81)	25%
Materials and supplies	(158)	(88)	(246)	(51)	26%
Doubtful accounts	—	(29)	(29)	9	-24%
Interconnection cost	(78)	—	(78)	(2)	3%
Settlement charges	(67)	—	(67)	(6)	10%
Lease of lines and circuits	(28)	(26)	(54)	(2)	4%
Service fees	(79)	(94)	(173)	(41)	31%
Advertising	(59)	(131)	(190)	(62)	48%
Agent and Prepaid card commissions	(42)	(381)	(423)	(83)	24%
Cost of voice, data and cellular handsets	(18)	(430)	(448)	(38)	9%
Roaming and TLRD	—	(449)	(449)	(102)	29%
Others	(123)	(119)	(242)	(17)	8%

Operating Profit before D&A	564	1,123	1,687	273	19%

Operating Profit before D&A Margin	32%	34%	33%	-2%	-7%
Depreciation of fixed assets	(383)	(244)	(627)	38	-6%
Amortization of intangible assets	(8)	(3)	(11)	11	-50%

OPERATING RESULTS	173	876	1.049	322	44%

FINANCIAL AND HOLDING INCOME	(13)	5	(8)	210	-96%
OTHER EXPENSES, NET	(68)	(23)	(91)	(33)	57%

INCOME FROM ORDINARY OPERATIONS	92	858	950	499	111%

Taxes on income	(117)	(211)	(328)	(170)	108%
Minority interest	—	(9)	(9)	(1)	13%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(25)	638	613	328	115%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(102)	-100%

NET INCOME	(25)	638	613	226	58%

8- Consolidated Income Statement by segments Six Month Period - Fiscal Year 2007 (In million of Argentine pesos )
	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	1,589	2,613	4,202
Salaries and social security contributions	(364)	(99)	(463)
Taxes	(96)	(225)	(321)
Materials and supplies	(138)	(57)	(195)
Doubtful accounts	(9)	(29)	(38)
Interconnection cost	(76)	—	(76)
Settlement charges	(61)	—	(61)
Lease of lines and circuits	(26)	(26)	(52)
Service fees	(60)	(72)	(132)
Advertising	(35)	(93)	(128)
Agent and Prepaid card commissions	(12)	(328)	(340)
Cost of voice, data and cellular handsets	(6)	(404)	(410)
Roaming and TLRD	—	(347)	(347)
Others	(102)	(123)	(225)

Operating Profit before D&A	604	810	1,414

Operating Profit before D&A Margin	38%	31%	34%
Depreciation of fixed assets	(413)	(252)	(665)
Amortization of intangible assets	(6)	(16)	(22)

OPERATING RESULTS	185	542	727

FINANCIAL AND HOLDING INCOME	(124)	(94)	(218)
Other expenses, Net	(45)	(13)	(58)

INCOME FROM ORDINARY OPERATIONS	16	435	451

Taxes on income	(63)	(95)	(158)
Minority interest	—	(8)	(8)

NET INCOME BEFORE DISCONTINUED OPERATIONS	(47)	332	285

RESULTS FROM DISCONTINUED OPERATIONS	102	—	102

NET INCOME	55	332	387

13	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

9- Consolidated Income Statement by segments Second Quarter - FY 2008 (In million of Argentine pesos )
	Segments			Variation vs 2Q07
	Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
NET REVENUES	901	1,670	2,571	427	20%
Salaries and social security contributions	(226)	(67)	(293)	(44)	18%
Taxes	(55)	(148)	(203)	(43)	27%
Materials and supplies	(79)	(48)	(127)	(27)	27%
Doubtful accounts	(1)	(16)	(17)	2	-11%
Interconnection cost	(39)	—	(39)	(3)	8%
Settlement charges	(34)	—	(34)	(4)	13%
Lease of lines and circuits	(13)	(14)	(27)	4	-13%
Service fees	(37)	(48)	(85)	(13)	18%
Advertising	(46)	(71)	(117)	(50)	75%
Agent and Prepaid card commissions	(21)	(192)	(213)	(76)	55%
Cost of cellular handsets	(6)	(241)	(247)	(35)	17%
Roaming and TLRD	—	(230)	(230)	(59)	35%
Others	(68)	(63)	(131)	3	-2%

Operating Profit before D&A	276	532	808	82	11%

Operating Profit before D&A Margin	31%	32%	31%	-2%	-7%
Depreciation of fixed assets	(195)	(92)	(287)	60	-17%
Amortization of intangible assets	(4)	(2)	(6)	4	-40%

OPERATING RESULTS	77	438	515	146	40%

FINANCIAL AND HOLDING INCOME	34	18	52	138	-160%
Other expenses, net	(33)	(11)	(44)	(18)	69%

INCOME FROM ORDINARY OPERATIONS	78	445	523	266	104%

Taxes on income	(70)	(109)	(179)	(73)	69%
Minority interest	—	(3)	(3)	—	0%

NET INCOME BEFORE DISCONTINUED OPERATIONS	8	333	341	193	130%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(104)	-100%

NET INCOME	8	333	341	89	35%

10- Consolidated Income Statement by Segments Second Quarter - FY 2007 (In million of Argentine pesos )
	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	803	1,341	2,144
Salaries and social security contributions	(197)	(52)	(249)
Taxes	(48)	(112)	(160)
Materials and supplies	(70)	(30)	(100)
Doubtful accounts	(4)	(15)	(19)
Interconnection cost	(36)	—	(36)
Settlement charges	(30)	—	(30)
Lease of lines and circuits	(17)	(14)	(31)
Service fees	(34)	(38)	(72)
Advertising	(24)	(43)	(67)
Agent and Prepaid card commissions	4	(141)	(137)
Cost of cellular handsets	(5)	(207)	(212)
Roaming and TLRD	—	(171)	(171)
Others	(58)	(76)	(134)

Operating Profit before D&A	284	442	726

Operating Profit before D&A Margin	35%	33%	34%
Depreciation of fixed assets	(206)	(141)	(347)
Amortization of intangible assets	(3)	(7)	(10)

OPERATING RESULTS	75	294	369

FINANCIAL AND HOLDING INCOME	(36)	(50)	(86)
Other expenses, Net	(21)	(5)	(26)

INCOME FROM ORDINARY OPERATIONS	18	239	257

Taxes on income	(40)	(66)	(106)
Minority interest	—	(3)	(3)

NET INCOME BEFORE DISCONTINUED OPERATIONS	(22)	170	148

RESULTS FROM DISCONTINUED OPERATIONS	104	—	104

NET INCOME	82	170	252

14	www. telecom. com. ar

Official Sponsor of Argentina Olympic Committee

TELECOM ARGENTINA S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER—FISCAL YEAR 2008

(In millions of Argentine pesos)

11- Balance Sheet
	Jun-30 2008	Dec-31 2007	$	%
Cash, equivalents and investments	531	755	(224)	-30%
Trade receivables	464	438	26	6%
Other current assets	409	283	126	45%

TOTAL CURRENT ASSETS	1,404	1,476	(72)	-5%

Other Trade receivables	37	258	(221)	-86%
Fixed & Intangible assets	4,012	4,073	(61)	-1%
Investments	1,376	1,192	184	15%
Other non-current assets	5	5	—	0%
Assets from discontinued operations	—	—	—	—

TOTAL NON-CURRENT ASSETS	5,430	5,528	(98)	-2%

TOTAL ASSETS	6,834	7,004	(170)	-2%

Accounts payable	691	761	(70)	-9%
Loans	1,401	1,360	41	3%
Reserves	36	39	(3)	-8%
Other current liabilities	236	226	10	4%

TOTAL CURRENT LIABILITIES	2,364	2,386	(22)	-1%

Loans	174	967	(793)	-82%
Compensation and social benefits payable	48	43	5	12%
Taxes Payable	247	283	(36)	-13%
Others liabilities	105	99	6	6%
Reserves	219	196	23	12%

TOTAL NON-CURRENT LIABILITIES	793	1,588	(795)	-50%

TOTAL LIABILITIES	3,157	3,974	(817)	-21%

Shareholders’ equity	3,677	3,030	647	21%

TOTAL LIABILITIES AND EQUITY	6,834	7,004	(170)	-2%

12- Income Statement Six-Months Comparison
	Jun-30 2008	Jun-30 2007	$	%
Net revenues	2,035	1,810	225	12%
Cost of services provided	(1,084)	(978)	(106)	-11%

GROSS PROFIT	951	832	119	14%

Administrative expenses	(98)	(94)	(4)	-4%
Selling expenses	(415)	(333)	(82)	-25%

OPERATING PROFIT	438	405	33	8%

Equity income from related companies	370	113	257	227%
Financial & holding results	(11)	(124)	113	91%
Other incomes & expenses net	(67)	(44)	(23)	-52%

RESULTS FROM ORDINARY OPERATIONS	730	350	380	109%

Taxes on income	(117)	(63)	(54)	86%

NET INCOME BEFORE DISCONTINUED OPERATIONS	613	287	326	114%

RESULTS FROM DISCONTINUED OPERATIONS	—	100	(100)	-100%

NET INCOME	613	387	226	58%

Operating Profit before D&A	828	823	5	1%
As a % of Net Revenues	41%	45%

	Jun-30 2008	Jun-30 2007	$	%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	33	35	(2)	-6%
Foreign currency exchange gains	(17)	4	(21)

Total Financial results generated by assets	16	39	(23)	-59%

Financial results generated by liabilities
Interest	(85)	(117)	32	-27%
Others	58	(46)	104	-226%

Total Financial results generated by liabilities	(27)	(163)	136	-83%

TOTAL FINANCIAL AND HOLDING RESULTS	(11)	(124)	113	-91%

13- Income Statement Three-Months Comparison

	Jun-30 2008	Jun-30 2007	$	%
Net revenues	1,039	917	122	13%
Cost of services provided	(551)	(501)	(50)	10%

GROSS PROFIT	488	416	72	17%

Administrative expenses	(44)	(51)	7	-14%
Selling expenses	(233)	(178)	(55)	31%

OPERATING PROFIT	211	187	24	13%

Equity income from related companies	197	58	139	240%
Financial & holding results	35	(36)	71	-197%
Other incomes & expenses net	(32)	(21)	(11)	52%

RESULTS FROM ORDINARY OPERATIONS	411	188	223	119%

Taxes on income	(70)	(40)	(30)	75%

NET INCOME BEFORE DISCONTINUED OPERATIONS	341	148	193	130%

RESULTS FROM DISCONTINUED OPERATIONS	—	104	(104)	-100%

NET INCOME	341	252	89	35%

Operating Profit before D&A	390	418	(28)	-7%

As a % of Net Revenues	38%	46%

15	www. telecom. com. ar

FREE TRANSLATION

Buenos Aires, August 6, 2008

Bolsa de Comercio de Buenos Aires

RE.:	The appointment of the new General Director of Operations, the resignation of a Director, incorporation of its Alternate Director and the appointment of a new Alternate Director.

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“the Company”), I hereby inform you the following:

1.	Mr. Marco Patuano, who acted as General Director of Operations, has accepted the proposal of Telecom Italia S.p.A to be appointed Chief Financial Officer of such Company in the first days of the current month.

Consequently, the Board of Directors of the Company, in the meeting held yesterday, has designated Mr Franco Bertone as General Director of Operations, in replacement of Mr Marco Patuano.

2.	In order to be able to have full dedication to his responsibilities as General Director of Operations, Mr Franco Bertone has presented his resignation as Director of the Board of Directors of the Company.

3.	The Board of Directors of the Company has accepted the resignation of Mr Bertone and has decided the appointment as Director of the Alternate Director Mr Jorge Luis Perez Alati.

4.	Moreover, and in accordance to Article 258, second paragraph of the Argentine Corporate Law, the Supervisory Committee was requested to designate an Alternate Director in order to cover the vacant position. The members of the Committee have designated Mr Francesco Armato as Alternate Director, who qualifies as “Non-independent Director”, in accordance to the criteria of the Comisión Nacional de Valores, and he will act in this position up to the next Shareholders Meeting.

Yours sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 7, 2008	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors